ALSTON&BIRD LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309-3424

404-881-7000

Fax: 404-881-4777

www.alston.com

Christopher C. Frieden	Direct Dial: 404-881-7457	E-mail: cfrieden@alston.com

June 30, 2005

Via EDGAR and Facsimile

The United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Isa Farhat

Re:	Crescent Banking Company (the “Company”)

Form 10-K for the Year Ended December 31, 2004

File No. 0-20251

Mr. Farhat:

We represent the Company, which has received the Securities and Exchange Commission (the “Commission”) Staff’s comments on its Form 10-K for the year ended December 31, 2004.

The Staff’s comments and the Company’s responses are set forth below.

Form 10-K

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Loans, page F-10

1.	Comment. You disclose that costs are netted against fees and are reported as a reduction of other expenses in the statement of income. Please revise to clarify what those costs represent and how your accounting policy considers the requirements of paragraph 5 of SFAS 91 and paragraph 21 of SFAS 65. Also, clarify the basis for reporting these amounts as a reduction of other expenses since they appear to more appropriately represent other income.

Response.

In accordance with SFAS 91 and SFAS 65, the Company defers and recognizes over the life of the loan both the direct loan origination fees and direct loan origination costs. The loan origination fees and the related direct loan origination cost for a given loan are offset and only the net amount is deferred and amortized over the life of the loan. The direct loan origination costs represent the incremental direct costs for the time spent by the lenders and their loan administration staff on evaluating, preparing and closing loans. This cost was previously recorded on the face of the income statement as a reduction of expenses as a separate line item titled Capitalized loan origination costs. In the future we intend to record these costs net of salaries and employee benefits which the Company believes is consistent with industry practice.

Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	601 Pennsylvania Avenue, N.W. North Building, 10th Floor Washington, DC 20004-2601 202-756-3300 Fax: 202-756-3333

The Securities and Exchange Commission

June 30, 2005

Note 2 – Discontinued Operations, page F-14

2.	Comment. Please revise here and in MD&A, as appropriate, to discuss the following:

a.	The facts and circumstances resulting in the increased liability after the disposal date, clarifying why it was not identified and measured at the measurement date;

b.	The period over which you have to indemnify the acquiror for losses;

c.	Discuss the reasons why you structured the disposal of these operations in such a manner that it was possible that you would receive no proceeds from the disposal, including why management believed this was the best course of action in disposing of these operations;

d.	Discuss the terms of the earn out agreement in more detail, including whether it was based on only the operations of the disposed component of your operations or of the acquiror’s total operations;

e.	Discuss the reasons for the deterioration of these operations subsequent to their disposal. It appears to us that these operations were profitable when you owned them; and

f.	Please disclose, if true, that the acquiror of these operations was an unrelated, third party.

Response.

The Company believes that it has disclosed the information requested by the Staff’s comment and material to investors in its previous filings on Forms 8-K, 10-K and 10-Q.

a.

In particular, with respect to the first bullet in the Staff’s comment, the Company respectfully directs the Staff’s attention to the disclosure set forth in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 29 of the Company’s Annual Report (set forth at Exhibit 13.1 to the Company’s Form 10-K for the year ending December 31, 2004 and incorporated by reference therein) which states in part as follows:

We carried our mortgage loans held for sale at the lower of aggregate cost or market price, and therefore we did not maintain a reserve for mortgage loans held for sale. When we sold a loan, we typically made representations and warranties to the purchasers and insurers that we had properly originated and serviced the loans under state laws, investor guidelines and program eligibility standards. We relied on our underwriting department to ensure compliance with individual investor standards prior to the sale of loans, and we relied on our quality control department to randomly test loans that we had sold. Purchasers of our loans typically conducted their own review of the loans, and we could be liable for unpaid principal and interest on defaulted loans if we had breached our representations and warranties with respect to the loans that we sold. In the wholesale mortgage business that we formerly operated, we regularly made representations and warranties to purchasers of our

The Securities and Exchange Commission

June 30, 2005

mortgage loans that, if breached, would require us to indemnify the purchaser for losses or to repurchase the loans, and we considered this practice to be customary and routine. At December 31, 2004, we had approximately $8.0 million of mortgage loans for which we had agreed to indemnify the purchaser for losses suffered by the purchaser, compared to $7.4 million as of December 31, 2003. In the event that the purchaser of these loans experiences any losses with respect to the loans, we will be required to indemnify the purchaser for its losses or to repurchase the loans from the purchaser. The Company records a specific reserve for the recourse liability for the loans on which the Company has already become obligated to make indemnification payments to the purchaser and an estimated reserve for the recourse liability for probable future losses from loans that the Company may have to indemnify. The recourse liability at December 31, 2004 for future losses was $3.7 million and was estimated based upon historical information on the number of loans indemnified and the average loss on an indemnified loan, including higher risk loans secured by manufactured housing. This reserve remained with the Company after the sale of the wholesale mortgage operation as did the risk and the liability from the indemnified loans. The loans that were indemnified in the fourth quarter of 2004 were primarily closed in 2002. The Company’s highest levels of mortgage production in its history were in 2002 and 2003, and therefore, we could see an increase in our indemnification liability in 2005. The Company had to make an additional provision of approximately $2.9 million to the recourse liability in 2004 based upon increases in the number of indemnified loans and losses. If the balance of indemnified loan increases significantly, then the Company could have to make additional provisions to the recourse liability reserve.

The Company notes that the indemnification and repurchase liabilities referenced in the above disclosure relate to loans that were sold into the secondary market as part of the wholesale mortgage business’ ordinary course operations prior to, and are unrelated to, the disposition of the Company’s wholesale mortgage operations. Obligations related to loans that were sold into the secondary market prior to the divestiture of the mortgage operations were not assumed by Carolina Financial Corporation (“Carolina Financial”) in connection with its acquisition of the Company’s wholesale mortgage operations.

As disclosed, the Company estimates its recourse liability with respect to mortgage loans sold into the secondary market based upon historical information. Prior to the fiscal year ending December 31, 2003, the Company had experienced no material losses related to its indemnification or repurchase obligations in connection with mortgage loans sold into the secondary market and, therefore, deemed its reserves adequate at that time. The Company believes that the Company’s increased indemnification and repurchase liabilities relating to mortgage loans sold into the secondary market are a direct result of the historically high Company and industry origination volume during the low mortgage interest rate environment of 2001-2003, and more rigorous reviews by secondary market purchasers since then. The Company believes that the above disclosure appropriately addresses these obligations based on data known to the Company at each reporting date, including the possibility that the Company’s indemnification and repurchase obligations could increase in the future. Similar disclosure to that set forth above is also contained in the Company’s Form 10-Q filings (see p. 25 of the Company’s Form 10-Q for the quarter ending March 31, 2005) as well as the Company’s earnings releases (see the Company’s press release set forth as Exhibit 99.1 to the Company’s Form 8-K furnished to the Commission on May 9, 2005).

The Securities and Exchange Commission

June 30, 2005

b.

In response to the second bullet of the Staff’s comment, the Asset Purchase Agreement containing the terms of the Company’s limited indemnification obligations to Carolina Financial in connection with the sale of the wholesale mortgage business was filed as Exhibit 10.1 to the Company’s Form 8-K timely filed with the Commission on November 5, 2003 following the execution of the sale agreement. Carolina Financial has made no indemnification claims under the Asset Purchase Agreement or otherwise in connection with the sale of the Company’s wholesale mortgage operations.

As described in the Asset Purchase Agreement, Crescent Mortgage Services, Inc. (“CMS”), the wholly owned subsidiary through which the Company operated its wholesale mortgage operations, was obligated generally to indemnify Carolina Financial for breaches of representations and warranties for one year from the December 31, 2003 closing date. Certain representations and warranties relating to CMS’ corporate organization, good standing and authority to engage in the transaction as well CMS’ title to the assets that were sold to Carolina Financial may be the basis for an indemnification claim for three years from the closing date.

CMS also is obligated to indemnify Carolina Financial for losses suffered by Carolina Financial as a result of claims with respect to liabilities that were not assumed by Carolina Financial in the sale, as well as for judgments and litigation arising from or related to the operation of the wholesale mortgage business prior to the closing date. The Asset Purchase Agreement does not specifically limit the duration of CMS’ indemnification obligations with respect to the types of claims set forth in the previous sentence. The Company notes that CMS’ indemnification obligations under the Asset Purchase Agreement are distinct from any obligations that CMS may have to indemnify secondary market purchasers (such as Freddie Mac, Fannie Mae or other private parties) of mortgage loans in connection with breaches of the representations and warranties made in connection with the sales of loans into the secondary market by CMS prior to the sale of its assets. Given that the sale of the Company’s wholesale mortgage business closed approximately 18 months ago and that Carolina Financial has made no indemnification claims to date, the Company believes and suggests to the Staff that the Company’s exposure as a result of CMS’ indemnification obligations under the Asset Purchase Agreement is not material to the Company’s financial condition or results of operations and that additional disclosure in the Company’s filings is unnecessary and may place undue emphasis on information which could be misleading and confusing to investors.

c.

In response to the third bullet of the Staff’s comment, the Company directs the Staff’s attention to its press release announcing the signing of the Asset Purchase Agreement that is set forth as Exhibit 99.1 to the Company’s Form 8-K as filed with the Commission on November 5, 2003. The press release and the Form 8-K set forth the Company’s reasons for selling its wholesale mortgage operations. The press release quotes J. Donald Boggus, Jr., the Company’s Chief Executive Officer, as saying:

This is a strategic decision for us. It simplifies our business model and allows us to focus on our core community banking business where we operate in some of the fastest growing counties in the United States. The Bank’s commercial loans have grown at a 46% annual rate over the last five years. We expect to continue to increase the Bank’s assets and are applying to expand with two new offices in Bartow County and another in Forsyth County. The proceeds from the sale of the mortgage operation will be available to support expansion in our existing markets through internal growth, and to support expansion in new markets through strategic acquisitions.

The Securities and Exchange Commission

June 30, 2005

Additionally, that Form 8-K states that “[a]s a result of the transaction, Crescent expects to reduce its outstanding indebtedness to $3.5 million of trust preferred securities and to have approximately $22 million of capital available for Crescent for various purposes, including supporting the Crescent Bank & Trust Company’s operations and growth.”

The Company respectfully provides for the Staff the following additional background information. During 2003 CMS had in excess of $5.0 billion of mortgage originations and maintained warehouse credit facilities of $290 million. The terms of these warehouse credit facilities required the Company to maintain at least $18.0 million in capital in CMS. This capital would otherwise have been available to the Company for investment in its commercial banking operations.

Desiring to make additional capital available to fund expansion of its commercial banking operations, in February 2003 the Company engaged a financial advisor to assist in the sale of the wholesale mortgage operations. The financial advisor solicited bids from more than 47 potential purchasers of which 20 indicated some level of interest and 12 of which entered into confidentiality agreements with the Company and received the confidential offering memorandum. During the auction process, mortgage rates began to rise which depressed the mortgage refinance market which had been a driving force behind CMS’ earnings during 2001 and 2002. Carolina Financial submitted the only bid that the Company considered feasible and worth pursuing. Although the Company sought to sell CMS as an entity, the limited number of parties that expressed serious interest in a transaction only wanted to purchase selected assets and liabilities and were not interested in acquiring the stock of CMS. On November 3, 2003, after intense arms-length negotiations, CMS entered into a definitive agreement to sell the assets and liabilities of the Company’s wholesale mortgage operations to Carolina Financial and its wholly owned subsidiary. The assets that were transferred to Carolina Financial consisted primarily of the mortgage loans that had been previously closed by CMS but not yet sold into the secondary market, the mortgage loan pipeline and certain fixed assets related to the wholesale mortgage business. The Company retained all mortgage servicing rights it held at that time.

The Company believes that the Company’s previous filings appropriately disclose the basis for the Company’s sale of its wholesale mortgage operations and that additional disclosure in future filings would be inappropriate and unnecessary given that the sale of the mortgage operations closed approximately 18 months ago.

d.

In response to the fourth bullet of the Staff’s comment, please see the following description of the earnout provisions set forth in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 11 of the Company’s Annual Report (set forth at Exhibit 13.1 to the Company’s Form 10-K for the year ending December 31, 2004 and incorporated by reference therein) which states in part as follows:

Pursuant to the terms of the sale, the Company was to be paid 100% of the profits of the mortgage pipeline during the first 60 days following December 31, 2003, as well as 30% of the pre-tax income of the business for the nine months following the first 60-day period. During the first 60 days following closing, Carolina Financial’s mortgage subsidiary experienced a net loss, and therefore, the Company received no profits from the mortgage pipeline sold at December 31, 2003. During the nine

The Securities and Exchange Commission

June 30, 2005

months following the first 60-day period, Carolina Financial’s mortgage subsidiary experienced a cumulative net loss, and therefore the Company received no profits during the earn-out period.

The Company notes that the earnout payments were to be based on the pre-tax income of the mortgage operations that were sold by the Company to Carolina Financial. Although the Company notes that the earnout period has expired and no earnout payments were made as a result of the losses suffered by the mortgage operations in 2004, the Company will revise any future disclosure concerning the earnout provisions to refer to the “pre-tax income of the divested mortgage business.”

e.

In response to the fifth bullet of the Staff’s comment, we direct the Staff to our response to the third bullet of the Staff’s comment concerning the rising mortgage interest rate environment and the negative effects such increases had on the refinance mortgage market. The Company’s mortgage operations have historically operated at a loss in the year immediately following the end of heavy mortgage refinance market. In each of 1994 and 2000, following the heavy refinance markets of 1993 and 1998-1999, the Company’s wholesale mortgage operations lost money. Consequently, although the Company’s wholesale mortgage operations were profitable during 2001, 2002 and 2003, the Company’s management anticipated weaker performance as a result of rising mortgage interest rates and the resultant slowdown in the refinance market. The Company further notes that, although the Company sold the wholesale mortgage operations on December 31, 2003, the management of the mortgage operations continued to run the mortgage business for Carolina Financial.

Consequently, the Company believes and suggests for the Staff that the losses suffered by the wholesale mortgage operation following its sale to Carolina Financial were not the result of changes in ownership or management but rather the result of a deteriorating mortgage refinance market. The Mortgage Bankers Association has reported that total residential mortgage originations fell 30.4% from $3,812 billion in 2003 to $2,653 billion in 2004. Refinancings, which comprised a large portion of the Company’s loan volume, fell 53.5% from $2,532 billion in 2003 to $1,178 billion in 2004. The Company respectfully suggests that because the sale of the Company’s mortgage operations closed on December 31, 2003 and the earnout period has expired, additional disclosure concerning the operation of the mortgage business following its sale by the Company is not information that would be useful to an investor in the Company’s securities. Furthermore, the Company has no additional access to data concerning Carolina Financial’s mortgage operations that would be reliable or reasonably useful.

f.

In response to the sixth bullet of the Staff’s comment, the Company believes that its disclosures, including its financial statements, already clearly indicate that the wholesale mortgage operations were sold to an unrelated third party. However, the Company will revise its future disclosure to clarify that the mortgage operations were sold to an unrelated third party. Future discussions of the divestiture will contain a sentence stating that “On December 31, 2003, the Company completed the sale of its wholesale residential mortgage business conducted by CMS to Carolina Financial Corporation (“Carolina Financial”) and its subsidiary Crescent Mortgage Corporation (“CMC”). Carolina Financial and CMC are not affiliated with the Company or its subsidiaries.”

The Company does not believe that the sale of the mortgage operations will have any future material effect on the Company’s financial condition or results of operations because the sale is closed and the earnout period has expired without any expected future effect. As discussed above in response

The Securities and Exchange Commission

June 30, 2005

to the first bullet of the Staff’s second comment, CMS’ obligation to repurchase loans or indemnify secondary market purchasers relates solely to loans that were closed and sold into the secondary market prior to the divestiture of the Company’s mortgage operations. These liabilities existed whether or not CMS’ business was sold, and no potential purchaser was willing to assume them. The Company will continue to update its disclosure concerning its repurchase and indemnification obligations with respect to loans that were sold into the secondary market prior to the divestiture transaction as new facts develop that warrant changes in estimates or actual results. In the event that circumstances concerning the disposition of the Company’s mortgage operations materially change in the future, the Company has informed us that it will make appropriate disclosures.

In connection with these responses, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance. Please feel free to contact me at (404) 881-7457 or Ralph MacDonald at (404) 881-7582 with any questions or concerns in this regard.

Best regards,

/s/ Christopher C. Frieden
Christopher C. Frieden

CCF:ccf

cc:	J. Donald Boggus, Jr.

Ralph F. MacDonald III